Exhibit 99.2

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Common Holder Account Number C1234567890 X X X Fold Form of Proxy—Annual and Special Meeting of Common Shareholders—April 5, 2023 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” items 1 to 5 and “AGAINST” shareholder proposals nos. 1 to 8. 5. If you mark the ABSTAIN box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported in the voting results. 6. This Form of Proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Common Shareholders and Management Proxy Fold Circular. 7. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically Complete, sign and date the Complete, sign and date the reverse Go to the following web site: You can enroll to receive future For information about reverse hereof. hereof. www.investorvote.com securityholder communications how to attend the meeting electronically by visiting in person or online, Return this Proxy in the Forward it by fax (toll-free in Canada Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/investorrelations. to vote now. Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Monday, April 3, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VOWD

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of Common Shares of Print the name of the person you are ROYAL BANK OF CANADA (“RBC”) hereby appoints: OR appointing if this person is someone instead KATHLEEN TAYLOR, Chair of the Board, failing whom of the foregoing DAVID MCKAY, President and Chief Executive Officer as the proxyholder Annual and of Special the undersigned, Meeting of with Common the power Shareholders of substitution, of RBC to attend to be the held meeting on April in person 5, 2023 or at online, 9:30 vote a.m. and (Central otherwise Time) act and for any and adjournment(s) on behalf of the thereof, undersigned as directed in respect herein of if all a matters choice is that specified may come by the before undersigned and Special or, Meeting if no choice of Common is specified, Shareholders as the proxyholder or any amendments sees fit, and or with variations authority to to such act in business the proxyholder’s items and other discretion matters in respect as may of properly all the business come before items the described meeting. For in the information enclosed Notice about how of Annual to attend this annual and special meeting, please visit rbc.com/investorrelations. this Note: person If completing to attend the the appointment meeting online. box above Computershare YOU MUST will go use to this http://www. information computershare. ONLY to provide com/RBC2023 the appointee and with provide a username Computershare to gain entry with to the the name meeting and online. email address This username of the person will allow you your are appointing proxyholder in to order login for to, vote and ask questions at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or ask questions. The Board of Directors and management recommend that shareholders vote FOR items 1 to 5 below: 1. Election of Directors For Withhold For Withhold For Withhold For Withhold Fold B.A. van M. Bibic T.N. Daruvala D. McKay Kralingen A.A. Chisholm C. Devine M. Turcke F. Vettese J. Côté R.L. Jamieson T. Vandal J. Yabuki For Withhold For Against 4. Ordinary resolution to approve an amendment to the 2. Appointment of PricewaterhouseCoopers LLP (PWC) as Bank’s stock option plan to extend the exercise period auditor of stock options that expire during a blackout period or For Against shortly thereafter For Against 5. Special resolution to approve an amendment to 3. Advisory vote on the Bank’s approach to executive subsection 1.1.2 of by-law three to increase the compensation maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time Shareholder Proposals (set out in Schedule “A” of the accompanying Management Proxy Circular) The Board of Directors and management recommend that shareholders vote AGAINST the shareholder proposals. For Against Abstain For Against Abstain For Against Abstain Proposal No. 1 Proposal No. 4 Proposal No. 7 Fold Proposal No. 2 Proposal No. 5 Proposal No. 8 Proposal No. 3 Proposal No. 6 PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Financial Mark this Statements box if you want and to MD&A. receive If you our Quarterly do not mark Mark Annual this Financial box if you Statements do NOT want and MD&A. to receive If you the do not the not box be mailed and return to you this in form, 2023. the Quarterly Reports will sent mark to this you box, by the mail. Annual Report will continue to be RYCQ 348008 AR2 999999999999 01VOXE